May 2, 2008
Jay Webb, Reviewing Accountant
Division of Corporate Finance
Mail Stop 6010
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Lime Energy Co. (the “Company”)
Form 10-K for the year ended December 31, 2007
File No. 001-16265
Dear Mr. Webb:
     In connection with your review of the above referenced filing, we are writing on behalf of the Company in response to the comments in your letter dated April 23, 2008. For convenience, we have reprinted the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment.
Form 10-K for the Year Ended December 31, 2007
Financial Statements, page F-1
Consolidated Balance Sheets, page F-2
1.	We noted that you include “cost in excess of assets acquired” as an asset on the face of your balance sheet. The excess of the cost of an acquired entity over the net amounts assigned to assets acquired and liabilities assumed should be recognized as an asset referred to as goodwill. We see that you refer to this amount as good will throughout the remainder of your filing. Therefore, to comply with paragraph 43 of SFAS 141, please revise future filings to label the asset as goodwill on the face of your balance sheet.

The Company will revise future filings to label this asset as goodwill on the face of its balance sheet.

Mr. Jay Webb, Reviewing Accountant
Securities and Exchange Commission
May 2, 2008

Note 4—Acquisitions, page F-18
2.	We noted the 2006 purchase of Parke was comprised of cash and shares of common stock. We see that you valued the common shares at $7.00 per share which was the “price used in the private placement of common stock described under Note 22(i).” We did not find any additional information at Note 22(i), however, and it is unclear to us how you determined $7.00 per share was appropriate in valuing the shares. Please clearly indicate how your valuation of the shares issued in this transaction complied with U.S. GAAP, including SFAS 141 and EITF 99-12.

On May 19, 2006, the Company entered into an agreement to purchase Parke for $3 million in cash and $5 million in common stock valuing each share at the price established in an anticipated private placement offering. The May 19, 2006 agreement indicated that the acquisition was contingent upon (a) the Company completing a minimum equity raise of $15 million and (b) conversion of the outstanding Series E preferred stock. As further discussed below, on June 30, 2006, the Company completed these requirements and closed on the Parke acquisition simultaneously.

Paragraph 7 of EITF 99-12 states that “if the application of the formula results in a change in the number of shares or amount of consideration to be issued in the purchase business combination, then the first date on which the number of acquirer shares and the amount of other consideration become fixed without subsequent revision is the measurement date”. As it relates to the Parke acquisition, since the acquisition was contingent on completion of a private placement and the number of shares to be issued could not be determined until the private placement was finalized, the Company believes the measurement date would coincide with completion of the private placement. Furthermore, as the private placement was a contemporaneous cash transaction representing a significant portion of the Company’s outstanding equity (and the Company’s common stock is thinly traded in the public market), the Company believes the value indicated by the private placement to be an appropriate fair value of the common shares for determining the purchase price of Parke in accordance with the application of Paragraph 22 of FAS 141.

The Company closed on this significant private placement of its common stock the day prior to the acquisition of Parke in which it issued 2,553,571 shares to the investors at $7.00 per share. As part of this transaction, holders of the Company’s existing Series E convertible preferred stock agreed to convert all of their shares into 3,092,619 shares of common stock at a conversion price of $7.00 per share. Prior to the private placement and the conversion of the Series E preferred stock, the Company had 512,286 shares of common stock outstanding. Based on the significance of this contemporaneous cash transaction and the fact that the private placement was negotiated at arms’ length and included investors that were unaffiliated with the Company prior to the transaction, the Company believes that the value indicated by the private placement to be the most representative fair value for the Company’s common stock at the time of the Parke acquisition.

We will revise future filings to more clearly disclose the facts considered in determining the valuation of the common shares issued in connection with the Parke acquisition.

Mr. Jay Webb, Reviewing Accountant
Securities and Exchange Commission
May 2, 2008

     We hope that we have adequately addressed your questions. Please feel free to contact me or our attorney, Todd Arkebauer, at (312) 207-6453, if you have any further questions or comments.

Very truly yours,
/s/ Jeffrey R. Mistarz
Jeffrey R. Mistarz
Chief Financial Officer

cc:     J. Todd Arkebauer, Esq.